

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 24, 2018

Joseph C. Gatto, Jr.
President and Chief Executive Officer
Callon Petroleum Company
200 North Canal Street
Natchez, MS 39120

>    **Re:    Callon Petroleum Company**
>    **Registration Statement on Form S-4**
>    **Filed July 16, 2018**
>    **File No. 333-226193**

Dear Mr. Gatto:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

John Reynolds
Assistant Director
Office of Natural Resources

cc:    William B. Nelson
       Haynes and Boone, LLP